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EXHIBIT 21.01

PAUL-SON GAMING CORPORATION
LIST OF SUBSIDIARIES

Name	State/Country of Incorporation	Parent
Paul-Son Gaming Supplies, Inc.	Nevada	Paul-Son Gaming Corporation
Paul-Son Mexicana, S.A. de C.V.	Mexico	Paul-Son Gaming Supplies, Inc. (99%)
Paul-Son Gaming Corporation (1%)
Authentic Products, Inc.	Nevada	Paul-Son Gaming Corporation

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EXHIBIT 21.01